SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(c)

( AMENDMENT 1)

OCCIDENTAL PETROLEUM CORPORATION

( NAME OF ISSUER )

Common Stock, $0.20 par value

(Title of Class of Securities)

674599105

(CUSIP Number)

October 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1 (b)
Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 674599105	13G/A	Page 1 of 3 pages

1.	Names of reporting persons	JPMorgan Chase & Co.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	13-2624428

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	24,271,473
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	349,051
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	26,662,809
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	568,404

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,236,707

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5%

12.	TYPE OF REPORTING PERSON*	HC

Item 1(a).	Name of Issuer:
OCCIDENTAL PETROLEUM CORPORATION

Item 1(b).	Address of Issuer's Principal Executive Offices:
5 Greenway Plaza, Suite 110 Houston, Texas 77046

Item 2(a).	Name of Person Filing:
JPMorgan Chase & Co.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
270 PARK AVE
NEW YORK, NY 10017

Item 2(c).	Citizenship
Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, $0.20 par value
Unless otherwise noted, security being reported is common stock

Item 2(e).	CUSIP Number:	674599105

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :

(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)		Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	X	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(b), check this box.	X

Page 2 of 3 pages
Item 4.	Ownership

Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 27,236,707
	Including 0 shares where there is a Right to Acquire.
(b)	Percent of class: 3.5%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	24,271,473
	(ii)	Shared power to vote or to direct the vote:	349,051
	(iii)	Sole power to dispose or to direct the disposition of:	26,662,809
	(iv)	Shared power to dispose or to direct the disposition of:	568,404

Item 5.	Ownership of Five Percent or Less of a Class. YES

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following. ( X )

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
This notice is filed on behalf of JPMorgan Chase & Co. and its wholly owned Subsidiary (ies),
JPMorgan Chase Bank, National Association
J.P. Morgan Investment Management Inc.
JPMorgan Asset Management (UK) Limited
J.P. Morgan International Bank Limited
J.P. Morgan (Suisse) SA
JF Asset Management Limited
JPMorgan Asset Management (Taiwan) Limited
J.P. Morgan Trust Company of Delaware
J.P. Morgan Securities LLC

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2016	JPMorgan Chase & Co.
By: /s/ Michael T. Lees
--------------------------------------
Michael T. Lees
Compliance

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.